unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date January 19, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Willy Kissling waives reelection**

dw 1/27

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Media release

Willy Kissling waives reelection to the Board of Directors

Pfäffikon SZ, January 19, 2005 – The Chairman of the Board of Unaxis Holding Inc., Dr. Willy Kissling, has decided not to stand for reelection at the annual general meeting of shareholders to be held on April 26, 2005. The Board of Directors of Unaxis Holding Inc. regrets the resignation of its incumbent Chairman, who has held that office since 1998, and would like to express its thanks to Dr. Kissling for his tireless commitment on behalf of Unaxis Corporation during very challenging times. The Board of Directors has nominated its current Vice Chairman, Dr. Markus Rauh, to succeed Dr. Kissling. Markus Rauh, who has been a Board member since 1999, will take over as Chairman on the date of the upcoming shareholders meeting.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services based on thin-film and vacuum technology. Unaxis' commercial activities are conducted via its five segments: Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); Data Storage Solutions (data storage devices); Components and Special Systems (optical components and aerospace technology); and Semiconductor Equipment (semiconductor-related activities). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved comparable year-on-year sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.